Recro Pharma, Inc.

1 E. Uwchlan Ave, Suite 112

Exton, PA 19341

February 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Abby Adams and Celeste Murphy

Re:	Recro Pharma, Inc.

Registration Statement on Form S-3

Filed September 10, 2021, as amended on January 18, 2022 (File No. 333- 259460)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Recro Pharma, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-259460) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Time, on February 10, 2022, or as soon thereafter as is practicable.

Please contact Rachael M. Bushey of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness or if you have any questions or comments concerning this request.

Very truly yours,

RECRO PHARMA, INC.

By:	/s/ J. David Enloe, Jr.
Name: J. David Enloe, Jr.
Title: President and Chief Executive Officer